Exhibit 99.2

RYB Education, Inc. Reports Third Quarter 2017 Financial Results

BEIJING, November 29, 2017 — RYB Education, Inc. (“RYB” or the “Company”) (NYSE: RYB), a leading early childhood education service provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2017.

Third Quarter 2017 Operational and Financial Highlights

•                  Number of students enrolled at RYB directly operated kindergartens was 21,413 as of September 30, 2017.

•                  Number of franchise play-and-learn centers and kindergartens in operation were 910 and 209 as of September 30, 2017 respectively.

•                  Net revenues were $37.4 million compared with $26.9 million for the third quarter of 2016.

•                  Gross profit was $9.0 million compared with $4.5 million for the third quarter of 2016.

•                  Net income attributable to ordinary shareholders of RYB for the third quarter of 2017 was $1.6 million. Adjusted net income attributable to ordinary shareholders1 of RYB for the third quarter of 2017 was $3.8 million, compared with $2.2 million for the third quarter of 2016.

•                  Cash generated from operating activities reached $19.3 million during the third quarter of 2017, compared with $11.8 million during the third quarter of 2016.

First Nine Months of 2017 Financial Highlights

•                  Net revenues were $101.7 million, compared with $76.1 million for the first nine months of 2016.

•                  Gross profit was $22.0 million, compared with $14.5 million for the first nine months of 2016.

•                  Net income attributable to ordinary shareholders of RYB for the first nine months of 2017 was $6.9 million, compared with $6.4 million for the same period last year. Adjusted net income attributable to ordinary shareholders of RYB for the first nine months of 2017 was $9.3 million, compared with $6.4 million for the first nine months of 2016.

•                  Cash generated from operating activities was $40.1 million for the first nine months of 2017, compared with $30.2 million for the first nine months of 2016.

1  Adjusted net income attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as net income attributable to ordinary shareholders excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Third Quarter 2017 Financial Results

Net Revenues

Net revenues for the third quarter of 2017 were $37.4 million, compared with $26.9 million for the same quarter last year.

Services revenues for the third quarter of 2017 were $31.9 million, compared with $23.6 million for the same quarter last year.

Products revenues for the third quarter of 2017 were $5.5 million, compared with $3.3 million for the same quarter last year, primarily due to an increase in the amount of merchandise sold through the Company’s franchise network.

Cost of Revenues

Cost of revenues for the third quarter of 2017 was $28.4 million, compared with $22.4 million for the same quarter last year. Cost of services revenues for the third quarter of 2017 was $25.3 million, compared with $20.8 million for the same quarter last year. The increase was primarily due to an increase in staff compensation at the Company’s directly operated kindergartens and play-and-learn centers and, to a lesser extent, an increase in compensation to the franchise service and supervision team. Cost of products revenues for the third quarter of 2017 was $3.1 million, compared with $1.6 million for the same quarter last year, as the Company sold more products in the three months ended September 30, 2017.

Gross Profit and Gross Margin

Gross profit for the third quarter of 2017 was $9.0 million, compared with $4.5 million for the same quarter last year.

Gross margin for the third quarter of 2017 was 24.1%, compared with 16.8% for the same quarter last year.

Operating Expenses

Total operating expenses for the third quarter of 2017 were $6.3 million, compared with $2.0 million for the same quarter last year. Excluding share-based compensation expenses, operating expenses were $4.1 million.

Selling expenses for the third quarter of 2017 were $0.5 million compared with $0.5 million for the same quarter last year.

General and administrative (“G&A”) expenses for the third quarter of 2017 were $5.7 million, compared with $1.6 million for the same quarter last year. Excluding share-based compensation expenses, G&A expenses were $3.6 million. The increase in G&A expense excluding share-based compensation expenses was primarily due to higher cash compensation cost and additional expenses incurred in professional service fees. The share-based-compensation included in G&A expense was $2.1 million for the quarter.

Operating Income

Operating income for the third quarter of 2017 was $2.8 million, compared with $2.5 million for the same quarter last year. Adjusted operating income2 was $4.9 million.

Net Income

Net income attributable to ordinary shareholders of RYB for the third quarter of 2017 was $1.6 million. Adjusted net income attributable to ordinary shareholders of RYB, which excludes the impact of $2.2 million of share-based compensation expense for the third quarter of 2017, was $3.8 million, compared with $2.2 million for the same quarter last year.

Basic and diluted net income per American depositary share (“ADS”) attributable to ordinary shareholders of RYB for the third quarter of 2017 were $0.07 and $0.06, respectively compared with basic and diluted net income per ADS attributable to ordinary shareholders of RYB of  $0.10 and $0.09, respectively for the same quarter last year. Each ADS represents one Class A ordinary share.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders3 of RYB for the third quarter of 2017 were $0.16 and $0.15, respectively, compared with adjusted basic and diluted net income per ADS attributable to ordinary shareholders of RYB of $0.10 and $0.09, respectively for the same quarter last year.

EBITDA4 for the third quarter of 2017 was $4.5 million, compared with $3.8 million for the same period last year. Adjusted EBITDA5 for the third quarter of 2017 was $6.7 million, compared with $3.8 million for the same period last year.

Balance Sheet

As of September 30, 2017, the Company had total cash, cash equivalents and term deposits of $178.4 million, compared with $46.7 million as of December 31, 2016.

2  Adjusted operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

3  Adjusted basic and diluted net income per ADS attributable to ordinary shareholders is a non-GAAP financial measure, which is defined as basic and diluted net income per ADS attributable to ordinary shareholders excluding share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

4  EBITDA is defined as net income excluding depreciation, amortization, interest expenses and income tax expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

5  Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income excluding depreciation, amortization, interest expenses, income tax expenses, and share-based compensation expenses. See “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

Operating Cash Flow

Cash generated from operating cash flow reached $19.3 million during the third quarter of 2017, compared with $11.8 million during the third quarter of 2016.

First Nine Months of 2017 Financial Results

Net Revenues

Net revenues for the first nine months of 2017 were $101.7 million, compared with $76.1 million for the first nine months of 2016.

Services revenues for the first nine months of 2017 were $88.1 million, compared with $66.9 million for the same period last year.

Products revenues for the first nine months of 2017 were $13.6 million, compared with $9.1 million for the same period in 2016, primarily due to an increase in the amount of merchandise sold through the Company’s franchise network.

Cost of Revenues

Cost of revenues for the first nine months of 2017 was $79.7 million, compared with $61.6 million for the first nine months of 2016. Cost of services revenues for the first nine months of 2017 was $72.2 million, compared with $57.2 million for the same period in 2016. The increase was primarily due to an increase in staff compensation at the Company’s directly operated kindergartens and play-and-learn centers and, to a lesser extent, an increase in compensation to the franchise service and supervision team. Cost of products revenues for the first nine months of 2017 was $7.5 million, compared with $4.4 million for the same period last year, as the Company sold more products in the three months ended September 30, 2017.

Gross Profit and Gross Margin

Gross profit for the first nine months of 2017 was $22.0 million, compared with $14.5 million for the first nine months of 2016.

Gross margin for the first nine months of 2017 was 21.7%, compared with 19.1% for the same period last year.

Operating Expenses

Total operating expenses for the first nine months of 2017 were $12.6 million, compared with $6.8 million for the same period last year. Excluding share-based compensation expenses operating expenses were $10.3 million.

Selling expenses remained stable for the first nine months of 2017 at $1.2 million, compared with $1.3 million for the same period last year.

G&A expenses for the first nine months of 2017 were $11.3 million, compared with $5.5 million for the same period last year. Excluding share-based compensation expenses, G&A expenses were $9.1 million. The increase was primarily due to higher expenses incurred in staff compensation and professional service fees.

Operating Income

Operating income for the first nine months of 2017 was $9.5 million, compared with $7.7 million for the same period last year.

Adjusted operating income for the first nine months 2017 was $11.8 million, compared with $7.7 million for the same period last year.

Net Income

Net income attributable to ordinary shareholders of RYB for the first nine months of 2017 was $6.9 million, compared with $6.4 million for the same period last year.

Adjusted net income attributable to ordinary shareholders of RYB, which excludes the impact of share-based compensation expense, for the first nine months of 2017 was $9.3 million, compared with $6.4 million for the same period last year.

Basic and diluted net income per American depositary share (“ADS”) attributable to ordinary shareholders of RYB for the first nine months of 2017 were $0.30 and $0.28, respectively, compared with basic and diluted net income per ADS attributable to ordinary shareholders of RYB of $0.28 and $0.26, respectively for the same period last year. Each ADS represents one Class A ordinary share.

Adjusted basic and diluted net income per ADS attributable to ordinary shareholders of RYB for the first nine months of 2017 was $0.40 and $0.37, respectively, compared with adjusted basic and diluted net income per ADS attributable to ordinary shareholders of RYB of $0.28 and $0.26, respectively for the same period last year.

EBITDA for the first nine months of 2017 was $14.2 million, compared with $11.6 million for the same period last year. Adjusted EBITDA for the first nine months of 2017 was $16.5 million, compared with $11.6 million for the same period last year.

The Company has decided not to hold an earnings conference call at this time.

About RYB Education, Inc.

Founded on the core values of ‘‘Care’’ and ‘‘Responsibility,’’ RYB Education, Inc. is a leading early childhood education service provider in China. Since opening its first play-and-learn center in 1998, the Company has grown and flourished with the mission to provide individualized age-appropriate education to stimulate and nurture children so they can realize their full potential. During its nearly two decades of operating history, the Company has built “RYB” into a well-recognized education brand and helped bring about many new educational practices in China’s early childhood education industry. RYB’s comprehensive early childhood education solutions meet the needs of children from infancy to 6 years old through structured courses at kindergartens and play-and-learn centers, as well as at-home educational products and services.

For more information, please visit http://ir.rybbaby.com

Use of Non-GAAP Financial Measures

We use EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

EBITDA is defined as net income excluding depreciation, amortization, interest expenses, and income tax expenses; adjusted EBITDA is defined as net income excluding depreciation, amortization, interest expenses, income tax expenses, and share-based compensation expenses; adjusted operating income is defined as operating income excluding share-based compensation expenses; adjusted net income attributable to ordinary shareholders is defined as  net income attributable to ordinary shareholders excluding share-based compensation expenses; and adjusted basic and diluted net income per ADS attributable to ordinary shareholders are defined as basic and diluted net income per ADS attributable to ordinary shareholders excluding share-based compensation expenses.

We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in income from operations and net income. We believe that EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, should not be considered in isolation or construed as an alternative to net income or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical Adjusted financial measures to the most directly comparable GAAP measures. EBITDA, adjusted EBITDA, adjusted operating income, adjusted net income, and adjusted basic and diluted net income per ADS, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s brand recognition and market reputation; student enrollment in the Company’s teaching facilities; the Company’s growth strategies; its future business development, results of operations and financial condition; trends and competition in China’s early childhood education market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese early education market; Chinese governmental policies relating to the Company’s industry and general economic conditions in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

RYB Education, Inc.

Investor Relations

Tel: 86-10-8767-5752

E-mail:  ir@rybbaby.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6200

E-mail: ryb@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Alan Wang

Tel: +1-212-481-2050

E-mail: ryb@tpg-ir.com

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	September 30, 2017	December 31, 2016
Current assets:
Cash and cash equivalents	177,975	46,256
Term deposits	451	432
Accounts receivable, net	1,141	1,022
Inventories	3,690	3,043
Prepaid expenses and other current assets	10,222	9,414
Amounts due from related parties	198	3,816
Total current assets	193,677	63,983

Non-current assets:
Restricted cash	388	372
Property, plant and equipment, net	36,674	29,411
Goodwill	418	401
Long-term investments	269	378
Deferred tax assets	11,809	6,951
Other non-current assets	3,087	2,914
Total assets	246,322	104,410

Liabilities and shareholders’ equity
Current liabilities:
Prepayments from customers, current portion(including prepayments from customers of the consolidated VIE without recourse to the Group of $10,873 and $16,570 as of September 30, 2017 and December 31, 2016, respectively)	10,879	16,576
Accrued expenses and other current liabilities(including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of $45,605 and $36,063 as of September 30, 2017 and December 31, 2016, respectively)	48,880	36,436
Income taxes payable(including income taxes payable of the consolidated VIE without recourse to the Group of $9,884 and $ 5,498 as of September 30, 2017 and December 31, 2016, respectively)	11,128	5,869
Deferred revenue, current portion(including deferred revenue of the consolidated VIE without recourse to the Group of $34,061 and $20,446 as of September 30, 2017 and December 31, 2016, respectively)	34,343	21,406
Amounts due to a related party(including amounts due to a related party of the consolidated VIE without recourse to the Group of nil and nil as of September 30, 2017 and December 31, 2016, respectively)	990	—
Total current liabilities	106,220	80,287

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS  (Continued)

(in thousands of U.S. dollars)

	As of
	September 30, 2017	December 31, 2016
Non-current liabilities:
Prepayments from customers, non-current portion (including prepayments from customers of the consolidated VIE without recourse to the Group of $16,098 and $5,908 as of September 30, 2017 and December 31, 2016, respectively)	16,098	5,908
Deferred revenue, non-current portion (including deferred revenue of the consolidated VIE without recourse to the Group of $10,954 and $6,742 as of September 30, 2017 and December 31, 2016, respectively)	13,019	8,242
Other non-current liabilities (including other non-current liabilities of the consolidated VIE without recourse to the Group of $8,234 and $6,012 as of September 30, 2017 and December 31, 2016, respectively)	8,234	6,012
Total liabilities	143,571	100,449

Equity
Ordinary shares	29	23
Additional paid-in capital	127,438	36,420
Statutory reserve	2,156	2,156
Accumulated other comprehensive income	637	381
Accumulated deficit	(28,557)	(35,472)
Total RYB Education, Inc. shareholders’ equity	101,703	3,508
Non-controlling interest	1,048	453
Total equity	102,751	3,961
Total liabilities and total equity	246,322	104,410

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Net revenues:
Services	31,865	23,601	88,114	66,938
Products	5,539	3,342	13,628	9,143
Total net revenues	37,404	26,943	101,742	76,081
Cost of revenues:
Services	25,257	20,770	72,230	57,162
Products	3,139	1,636	7,463	4,415
Total cost of revenues	28,396	22,406	79,693	61,577
Gross profit	9,008	4,537	22,049	14,504

Operating expenses
Selling expenses	513	464	1,238	1,279
General and administrative expenses	5,744	1,585	11,313	5,529
Total operating expenses	6,257	2,049	12,551	6,808
Operating income	2,751	2,488	9,498	7,696
Interest income	51	27	128	65
Government subsidy income	239	99	420	363
Loss on disposal of subsidiaries	—	—	(168)	—
Income before income taxes	3,041	2,614	9,878	8,124
Income tax expenses	1,529	684	3,326	2,127
Income before loss in equity method investments	1,512	1,930	6,552	5,997
Loss from equity method investments	(30)	—	(122)	—
Net income	1,482	1,930	6,430	5,997
Less: Net loss attributable to non-controlling interest	(106)	(272)	(485)	(417)
Net income attributable to ordinary shareholders of RYB Education, Inc.	1,588	2,202	6,915	6,414
Net income per share attributable to ordinary shareholders of RYB Education, Inc.
Basic	0.07	0.10	0.30	0.28
Diluted	0.06	0.09	0.28	0.26
Net income per ADS attributable to ordinary shareholders of RYB Education, Inc. (Note 1)
Basic	0.07	0.10	0.30	0.28
Diluted	0.06	0.09	0.28	0.26
Weighted average shares used in calculating net income per ordinary share
Basic	23,343,149	23,163,801	23,224,241	23,163,801
Diluted	25,255,573	24,793,242	24,858,196	24,646,575

Note 1 : Each ADS represents one Class A ordinary share.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Net income	1,482	1,930	6,430	5,997
Other comprehensive income (loss), net of tax of nil:
Change in cumulative foreign currency translation adjustments	128	(19)	295	(5)
Total comprehensive income	1,610	1,911	6,725	5,992
Less: Comprehensive loss attributable to non-controlling interest	(86)	(271)	(446)	(406)
Comprehensive income attributable to RYB Education, Inc.	1,696	2,182	7,171	6,398

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands of U.S. dollars, except share, ADS, per share and per ADS data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016

Operating income	2,751	2,488	9,498	7,696
Share-based compensation expenses	2,169	—	2,336	—
Adjusted operating income	4,920	2,488	11,834	7,696

Net income attributable to RYB	1,588	2,202	6,915	6,414
Share-based compensation expenses	2,169	—	2,336	—
Adjusted net income attributable to RYB	3,757	2,202	9,251	6,414

Net income	1,482	1,930	6,430	5,997
Add: Income tax expense	1,529	684	3,326	2,127
Depreciation of property, plant and equipment	1,527	1,175	4,431	3,502
EBITDA	4,538	3,789	14,187	11,626
Share-based compensation expenses	2,169	—	2,336	—
Adjusted EBITDA	6,707	3,789	16,523	11,626

Net income per ADS attributable to RYB- Basic (Note1)	0.07	0.10	0.30	0.28
Net income per ADS attributable to RYB- Diluted (Note1)	0.06	0.09	0.28	0.26

Adjusted net income per ADS attributable to RYB- Basic (Note1)	0.16	0.10	0.40	0.28
Adjusted Net income per ADS attributable to RYB- Diluted (Note1)	0.15	0.09	0.37	0.26

Weighted average shares used in calculating basic net income per ADS(Note1)	23,343,149	23,163,801	23,224,241	23,163,801
Weighted average shares used in calculating diluted net income per ADS(Note1)	25,255,573	24,793,242	24,858,196	24,646,575

Adjusted net income per share- Basic	0.16	0.10	0.40	0.28
Adjusted net income per share- Diluted	0.15	0.09	0.37	0.26

Note 1 : Each ADS represents one Class A ordinary share.